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                              July 29, 2021

       Matthew Gline
       Chief Executive Officer
       Roivant Sciences Ltd.
       Suite 1, 3rd Floor
       11-12 St. James Square
       London SW1Y4LB
       United Kingdom

                                                        Re: Roivant Sciences
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 22, 2021
                                                            File No. 333-256165

       Dear Mr. Gline:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Material United States Tax Considerations, page 135

   1.                                                   We note your response
to comment 2 and your amended disclosure on page 139
                                                        that "neither MAAC nor
Roivant has received or sought, an opinion of counsel that the
                                                        Merger qualifies as a
reorganization, and neither MAAC nor Roivant intends to request a ruling from the IRS
regarding the U.S. federal income tax treatment of the Merger."
                                                        Please make clear in
the tax opinion itself that counsel is unable to opine on whether the transaction qualifies
as as a reorganization for tax purposes and that counsel is unable to opine on whether the
company will be treated as a U.S. corporation for U.S. federal
 Matthew Gline
Roivant Sciences Ltd.
July 29, 2021
Page 2
      income tax purposes. While we note that the Kirkland & Ellis tax opinion attached as
      Exhibit 8.3 states that it expresses "no opinion" on these tax issues, it is not clear why it is unable to do this. Please provide an explanation for this inability in the tax opinion itself and discuss the possible alternatives and risks to investors of each tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A.
      of Staff Legal Bulletin No. 19.
Material United Kingdom Tax Considerations, page 149

2. We note your response to comment 4. It appears, however, that the filing still does not set forth counsel's opinion or the basis for such opinion. If counsel is unable to opine, the tax opinion should be revised to clearly state its inability, provide a reason for the inability and discuss the possible alternatives and risks to investors of each tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A.
      of Staff Legal Bulletin No. 19.
Summary of MAAC Financial Analysis, page 184

3. We note your response to comment 6; however, it is still not clear how how you arrived at the $7.3 billion pro forma equity value, especially considering the various valuations detailed on pages 187 to 189. Please revise your disclosure to more specifically explain how you calculated this $7.3 billion valuation.
       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,
FirstName LastNameMatthew Gline
                                                              Division of
Corporation Finance
Comapany NameRoivant Sciences Ltd.
                                                              Office of Life
Sciences
July 29, 2021 Page 2
cc:       Derek Dostal
FirstName LastName